

Mail Stop 4631

July 25, 2017

<u>Via E-Mail</u>
Darrell J. Mays
Chief Executive Officer
Pensare Acquisition Corp.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

> **Re: Pensare Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 24, 2017**
> **File No. 333-219162**

Dear Mr. Mays:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2017 letter.

Description of Securities; Rights; page 63

1. Please clarify your disclosure regarding the circumstances in which the Rights may expire worthless after the consummation of your initial business combination. You state that you have no ability to avoid delivery of the shares underlying the rights, and counsel has opined that the Rights are the valid and binding obligations of the company. However, your disclosure also states that there are no contractual penalties for failure to deliver securities to the holders of the Rights and that you will not be required to net cash settle the Rights, so the Rights may expire worthless. Please clarify.

2. Please also clarify the circumstances in which the Rights would "expire" after you have consummated a business combination or confirm that the Rights will not expire after a business combination.

3. We note that if a holder would be entitled to receive a fractional interest in a share, you may round up to the nearest whole number of shares to be issued or pursue one of the options under DGCL Section 155. Please tell us whether rounding up might cause you to have to issue more than the number of shares you are registering for issuance upon the exchange of Rights. If so, it appears that you may need to file a new registration statement for the additional shares. Please confirm your understanding.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Alan I. Annex, Esq.
        Jason T. Simon, Esq.